

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 25, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 18, 2026, The Nasdaq Stock Market (the "Exchange") received from Vodafone Group Public Limited Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

U.S.$1,000,000,000 4.800% Notes due June 2031

U.S.$1,000,000,000 5.350% Notes due June 2036

U.S.$1,500,000,000 6.100% Notes due June 2056

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi